February 20, 2019

Viki Blinderman
Senior Vice President and Principal Financial Officer
Carriage Services, Inc.
3040 Post Oak Boulevard, Suite 300
Houston, Texas, 77056

       Re: Carriage Services, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 21, 2018
           File No. 001-11961

Dear Ms. Blinderman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications